As filed with the Securities and Exchange Commission on January 3, 2005

Registration No. 333- _________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

____________________

FORM S-3
 REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

____________________

SILICON STORAGE TECHNOLOGY, INC.
 (Exact name of registrant as specified in its charter)

California	77-0225590
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1171 Sonora Court
Sunnyvale, California 94086
(408) 735-9110
(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant's Principal Executive Offices)

Bing Yeh
President and Chief Executive Officer
Silicon Storage Technology, Inc.
1171 Sonora Court

Sunnyvale, California 94086
(408) 735-9110

(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent For Service)

Copies to:

Mark P. Tanoury, Esq. Cooley Godward LLP Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94306 (650) 843-5000	Laura M. Medina, Esq. Cooley Godward LLP 380 Interlocken Crescent Suite 900 Broomfield, CO 80021 (720) 566-4022

Approximate date of commencement of proposed sale to the public:
From time to time after this registration statement becomes effective.

_____________________

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. 

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. 

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box.

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
Common Stock, no par value (together with associated preferred stock purchase rights)	3,030,082	$5.74	$ 17,392,677	$2,048

(1) Pursuant to Rule 415 under the Securities Act this registration statement also covers such additional shares as may hereafter be offered or issued to prevent dilution resulting from stock splits, stock dividends, recapitalizations or certain other capital adjustments.

(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 under the Securities Act. The price per share and aggregate offering price are based on the average of the high and low prices of the registrant's common stock on December 27, 2004, as reported on the Nasdaq National Market.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING SHAREHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

Subject To Completion, Dated January 3, 2005

Prospectus

3,030,082 Shares

SILICON STORAGE TECHNOLOGY, INC.

Common Stock

In connection with our acquisition of substantially all of the assets of G-Plus, Inc., a California corporation, we issued 3,030,082 shares of Silicon Storage Technology, Inc. common stock to G-Plus on November 5, 2004, which shares will be distributed to certain of the shareholders of G-Plus listed as selling shareholders beginning on page 15. This prospectus may be used by such shareholders of G-Plus to resell the shares distributed to them pursuant to the G-Plus acquisition. We will not receive any proceeds from the sale of the shares of common stock by the selling shareholders.

Our common stock trades on the Nasdaq National Market under the trading symbol SSTI. On December 27, 2004, the last reported sale price of our common stock was $5.72 per share. You are urged to obtain current market quotations for our common stock.

The selling shareholders may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices. See "Plan of Distribution" beginning on page 17 for more information about how the selling shareholders may sell their shares of common stock.

__________________

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK.
SEE "RISK FACTORS" BEGINNING ON PAGE 3.

__________________

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is ____________ , 2005.

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission, or the SEC. You should rely only on the information we have provided or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling shareholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where it is lawful to do so. You should assume that the information in this prospectus is accurate only as of the date on the front of the document and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any sale of our common stock.

We own applications for federal registration and claim rights in the following service marks and trademarks: the SST logo and SuperFlash®. All other trademarks or tradenames referred to in this prospectus are the property of their respective owners. In this prospectus, references to "Silicon Storage Technology," "we," "us" and "our" refer to Silicon Storage Technology, Inc., a California corporation, and our subsidiaries.

PROSPECTUS SUMMARY

SILICON STORAGE TECHNOLOGY, INC.

We are a leading supplier of flash memory semiconductor devices for the digital consumer, networking, wireless communications and Internet computing markets.

We offer over 90 products based on our SuperFlash design and manufacturing process technology. Our customers include: 3Com, Apple, Asustek, BenQ, Cisco, Dell, First International Computer, or FIC, Gigabyte, Huawei, Hyundai, Infineon, Intel, IBM, Inventec, Legend, LG Electronics, Motorola, National Semiconductor, NEC, Nintendo, Nortel, Panasonic, Philips, Quanta, Samsung, Sanyo, Seagate, Siemens, Sony, Sony Ericsson, Texas Instruments and VTech.

We also license our SuperFlash technology to leading semiconductor companies including 1st Silicon, Analog Devices, IBM, Motorola, National Semiconductor, NEC, Oki, Samsung, Sanyo, Seiko-Epson, Taiwan Semiconductor Manufacturing Co., Ltd., or TSMC, Toshiba and Winbond for applications in semiconductor devices that integrate flash memory with other functions on a single chip.

Our products are manufactured at leading wafer foundries and semiconductor manufacturers including Shanghai Grace Semiconductor Manufacturing Corporation, or Grace, Shanghai Huahong NEC Electronic Company, Limited, Samsung, Sanyo, Seiko-Epson, TSMC and Yasu Semiconductor Corporation, or Yasu. We also work with Grace, Powerchip and TSMC to develop new technology for manufacturing our products.

ACQUISITION OF G-PLUS, INC.

In November 2004 we acquired substantially all of the assets of G-Plus, Inc., a California corporation. In exchange for the assets of G-Plus, we issued a total of 3,030,082 shares of our common stock and made a cash payment totaling $4.6 million to G-Plus. A portion of the shares of common stock issued and cash paid by us in connection with the acquisition has been placed in escrow pursuant to the terms of the asset purchase agreement. The offer and sale of the shares of our common stock were effected without registration in reliance on the exemption from registration provided by Rule 506 of Regulation D of the Securities Act of 1933, as amended, or the Securities Act.

In connection with the acquisition of G-Plus we agreed to register for resale the shares of our common stock issued to G-Plus, which are to be distributed to its shareholders in connection with the acquisition. All of the shares of our common stock to be received by the shareholders of G-Plus will be "restricted securities" under the Securities Act prior to this registration.

OTHER INFORMATION

Silicon Storage Technology, Inc. was incorporated in California in 1989. Our principal executive offices are located at 1171 Sonora Court, Sunnyvale, CA 94086, and our telephone number is (408) 735-9110. Our website address is "www.sst.com." We do not incorporate the information on our website into this prospectus, and you should not consider it part of this prospectus.

THE OFFERING
Securities Offered	Silicon Storage Technology, Inc. Common Stock, no par value
Number of shares of Common Stock being offered	3,030,082 shares (1)
Common Stock authorized and outstanding after this offering	97,222,023 shares (2)
Use of Proceeds	Silicon Storage Technology will not receive any proceeds from the sale of shares in this offering
Nasdaq National Market Symbol	SSTI

(1) Each of the shares was issued to G-Plus and will be distributed by G-Plus to the selling shareholders in connection with our acquisition of G-Plus described above.

(2) The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of November 30, 2004, plus the 3,030,082 shares issued to G-Plus, and excludes (each as of November 30, 2004):

  10,148,229 shares subject to options outstanding under our stock option plans at a weighted average exercise price of $5.75 per share;

  7,683,923 additional shares issuable under our stock option plans; and

  1,893,417 shares issuable under our employee stock purchase plan.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. The risks described below are not the only risks facing our company. Additional risks not presently known to us or that we currently believe are not serious may also impair our business and our financial condition. Our business could be harmed by any of these risks. The trading price of our common stock could decline at any time due to any of these risks and you may lose all or part of your investment. In assessing these risks, you should also refer to the other information contained or incorporated by reference in this prospectus, including our financial statements and related notes.

Risks Related to Our Business

Our operating results fluctuate materially, and an unanticipated decline in revenues may disappoint securities analysts or investors and result in a decline in our stock price.

Although we were profitable for the fourth quarter of 2003 and the first two quarters of 2004, we incurred net losses for 2001, 2002 and 2003. Our operating results have fluctuated significantly and our past financial performance should not be used to predict future operating results. Our recent quarterly and annual operating results have fluctuated, and may continue to fluctuate, due to the following factors, all of which are difficult to forecast and many of which are out of our control:

  the availability, timely delivery and cost of wafers or other manufacturing and assembly services from our suppliers;

  competitive pricing pressures and related changes in selling prices;

  fluctuations in manufacturing yields and significant yield losses;

  new product announcements and introductions of competing products by us or our competitors;

  product obsolescence;

  lower of cost or market, obsolescence or other inventory adjustments;

  changes in demand for, or in the mix of, our products;

  the gain or loss of significant customers;

  market acceptance of products utilizing our SuperFlash technology;

  changes in the channels through which our products are distributed and the timeliness of receipt of distributor resale information;

  exchange rate fluctuations;

  general economic, political and environmental-related conditions, such as natural disasters;

  increases in allowance for doubtful accounts;

  valuation allowances on deferred tax assets based on changes in estimated future taxable income;

  difficulties in forecasting, planning and management of inventory levels;

  unanticipated research and development expenses associated with new product introductions; and

  the timing of significant orders and of license and royalty revenue.

As recent experience confirms, a downturn in the market for products such as personal computers and cellular telephones that incorporate our products can also harm our operating results.

Our operating expenses are relatively fixed, and we order materials in advance of anticipated customer demand. Therefore, we have limited ability to reduce expenses quickly in response to any revenue shortfalls.

Our operating expenses are relatively fixed, and we therefore have limited ability to reduce expenses quickly in response to any revenue shortfalls. Consequently, our operating results will be harmed if our revenues do not meet our projections. We may experience revenue shortfalls for the following reasons:

  sudden drops in consumer demand which may cause customers to cancel backlog, push out shipment schedules, or reduce new orders, possibly due to a slowing economy or inventory corrections among our customers;

  significant declines in selling prices that occur because of competitive price pressure during an over-supply market environment;

  sudden shortages of raw materials for fabrication, test or assembly capacity constraints that lead our suppliers to allocate available supplies or capacity to other customers which, in turn, harm our ability to meet our sales obligations; and

  the reduction, rescheduling or cancellation of customer orders.

In addition, political or economic events beyond our control can suddenly result in increased operating costs. For example, the terrorist attacks of September 11, 2001 have resulted in a substantial increase to our business insurance costs. In addition, under a current proposed standard, we would be required to record compensation expense on stock option grants and on shares purchased under our employee stock purchase program, which would substantially increase our operating costs and impact our earnings (loss) per share.

We incurred significant inventory valuation adjustments in 2002, 2003 and the first half of 2004, and we may incur additional significant inventory valuation adjustments in the future.

We typically plan our production and inventory levels based on internal forecasts of customer demand, which are highly unpredictable and can fluctuate materially. The value of our inventory is dependent on our estimate of future average selling prices, and, if our projected average selling prices are over estimated, we may be required to adjust our inventory value to reflect the lower of cost or market. As of September 30, 2004, we had $138.4 million of inventory on hand, an increase of $92.3 million, or 200.1%, from December 31, 2003. Total valuation adjustments to inventory were $9.2 million in 2002, $6.7 million in 2003 and $9.1 million in the nine months ended September 30, 2004. Due to the large number of units in our inventory, even a small change in average selling prices could result in a significant adjustment and could harm our financial results. Some of our customers have requested that we ship them product that has a finished goods date of manufacture that is less than one year old. As of September 30, 2004, our allowance for excess and obsolete inventories includes an allowance for our on hand finished goods inventory with a date of manufacture of greater than two years old and for certain products with a date of manufacture of greater than one year old. In the event that this becomes a common requirement, it may be necessary for us to provide for an additional allowance for our on hand finished goods inventory with a date of manufacture of greater than one year old, which could result in a significant adjustment and could harm our financial results.

Cancellations or rescheduling of backlog may result in lower future revenue and harm our business.

Due to possible customer changes in delivery schedules and cancellations of orders, our backlog at any particular date is not necessarily indicative of actual sales for any succeeding period. A reduction of backlog during any particular period, or the failure of our backlog to result in future revenue, could harm our business in the future. We experienced a sharp downturn in several of our markets late in the fourth quarter of 2000 through 2002, as our customers reacted to weakening demand for their products. We began to experience a slow recovery during 2002 through the first half of 2003. During the second half of 2003 and the first half of 2004, demand for our products increased sharply and we have seen improvements in the average selling prices of our products. However, during the third quarter of 2004, we experienced a demand slow-down for our products. Our business could be harmed by industry-wide fluctuations in the future.

Our business may suffer due to risks associated with international sales and operations.

During 2002, 2003 and the nine months ended September 30, 2004, our export product and licensing revenues accounted for 92.0%, 92.9% and 92.4% of our net revenues, respectively. Our international business activities are subject to a number of risks, each of which could impose unexpected costs on us that would harm our operating results. These risks include:

  difficulties in complying with regulatory requirements and standards;

  tariffs and other trade barriers;

  costs and risks of localizing products for foreign countries;

  reliance on third parties to distribute our products;

  extended accounts receivable payment cycles;

  potentially adverse tax consequences;

  limits on repatriation of earnings; and

  burdens of complying with a wide variety of foreign laws.

In addition, we have made equity investments in companies with operations in China, Japan and Taiwan. The value of our investments is subject to the economic and political conditions particular to their industry, their countries and to foreign exchange rates and to the global economy. If we determine that a change in the recorded value of an investment is other than temporary, we will adjust the value of the investment. Such an expense could have a negative impact on our operating results.

We derived 88.5%, 90.0% and 86.6% of our net product revenues from Asia during 2002, 2003 and the nine months ended September 30, 2004, respectively. Additionally, substantially all of our wafer suppliers and packaging and testing subcontractors are located in Asia. Any kind of economic, political or environmental instability in this region of the world can have a severe negative impact on our operating results due to the large concentration of our production and sales activities in this region. For example, during 1997 and 1998, several Asian countries where we do business, such as Japan, Taiwan and Korea, experienced severe currency fluctuation and economic deflation, which negatively impacted our revenues and our ability to collect payments from customers. During this period, the lack of capital in the financial sectors of these countries made it difficult for our customers to open letters of credit or other financial instruments that are guaranteed by foreign banks. Finally, the economic situation during this period exacerbated a decline in selling prices for our products as our competitors reduced product prices to generate needed cash. It should also be noted that we are greatly impacted by the political, economic and military conditions in Taiwan. Taiwan and China are continuously engaged in political disputes and both countries have continued to conduct military exercises in or near the other's territorial waters and airspace. Such disputes may continue and even escalate, resulting in an economic embargo, a disruption in shipping or even military hostilities. Any of these events could delay production or shipment of our products. Any kind of activity of this nature or even rumors of such activity could harm our operations, revenues, operating results and stock price.

Terrorist attacks and threats, and government responses thereto, could harm our business.

Terrorist attacks in the United States or abroad against American interests or citizens, U.S. retaliation for these attacks, threats of additional terrorist activity and the war in Iraq have caused our customer base to become more cautious. Any escalation in these events or similar future events may disrupt our operations or those of our customers, distributors and suppliers, affect the availability of materials needed to manufacture our products, or affect the means to transport those materials to manufacturing facilities and finished products to customers. In addition, these events have had and may continue to have an adverse impact on the U.S. and world economy in general and consumer spending in particular, which could harm our business.

We do not typically enter into long-term contracts with our customers, and the loss of a major customer could harm our business.

We do not typically enter into long-term contracts with our customers. In addition, we cannot be certain as to future order levels from our customers. In the past, when we have entered into a long-term contract, the contract has generally been terminable at the convenience of the customer.

We depend on stocking representatives and distributors to generate a majority of our revenues.

We rely on stocking representatives and distributors to establish and maintain customer relationships and to sell our products. These stocking representatives and distributors could discontinue their relationship with us or discontinue selling our products at any time. The majority of our stocking representatives are located in Asia. The loss of our relationship with any stocking representative or distributor could harm our operating results by impairing our ability to sell our products to our end customers.

We depend on Silicon Professional Technology Ltd., our logistics center, to support many of our customers in Asia.

Since March 2001, we have been increasing our out-sourcing activities with our customer service logistics to support our customers. Currently SPT supports our customers in Taiwan, China and other Southeast Asia countries. SPT provides planning, warehousing, delivery, billing, collection and other logistic functions for us in these regions. SPT is a wholly owned subsidiary of one of our stocking representatives in Taiwan, Professional Computer Technology Limited, PCT. During 2002, 2003 and the nine months ended September 30, 2004, SPT serviced end customer shipments accounted for 57.4%, 64.2% and 54.5% of our net product revenues recognized, respectively. As of December 31, 2003 and September 30, 2004, the accounts receivable from SPT accounted for 73.4% and 52.5%, respectively, of our net accounts receivable. For further description of our relationships with PCT and SPT, please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operation - Related Party Transactions" in our Annual Report on Form 10-K for the year ended December 31, 2003.

We do not have any long-term contracts with SPT or PCT, and SPT or PCT may cease providing services to us at any time. If SPT or PCT were to terminate their relationship with us we would experience a delay in reestablishing warehousing, logistics and distribution functions, which could harm our business.

We do not have business insurance to cover our accounts receivable. If SPT were in financial difficulties and not able to pay us, it would harm our cash position and our business.

We depend on a limited number of foreign foundries to manufacture our products, and these foundries may not be able to satisfy our manufacturing requirements, which could cause our revenues to decline.

We outsource substantially all of our manufacturing and testing activities. We currently buy all of our wafers and sorted die from a limited number of suppliers. Substantially all of our products are manufactured by six foundries: TSMC in Taiwan, Sanyo, Seiko-Epson and Yasu in Japan, Grace in China, and Samsung in Korea. In March 2001, we invested $50.0 million in GSMC, a Cayman Islands company, which owns a wafer foundry subsidiary, Grace, in Shanghai, China. In March 2004, we made an additional $33.2 million investment in GSMC. Grace began manufacturing some of our products early in the fourth quarter of 2003. We anticipate that these foundries, together with Shanghai Hua Hong NEC Electronic Company Limited, or HHNEC and Vanguard in Taiwan will manufacture substantially all of our products in 2004. If these suppliers fail to satisfy our requirements on a timely basis at competitive prices we could suffer manufacturing delays, a possible loss of revenues or higher than anticipated costs of revenues, any of which could harm our operating results.

Our revenues may be impacted by our ability to obtain adequate wafer supplies from our foundries. The foundries with which we currently have arrangements, together with any additional foundry at which capacity might be obtained, may not be willing or able to satisfy all of our manufacturing requirements on a timely basis at favorable prices. In addition, we have encountered delays in qualifying new products and in ramping-up new product production and we could experience these delays in the future. We are also subject to the risks of service disruptions, raw material shortages and price increases by our foundries. Such disruptions, shortages and price increases could harm our operating results.

Manufacturing capacity has in the past been difficult to secure and if capacity constraints arise in the future our revenues may decline.

In order to grow, we need to increase our present manufacturing capacity. We currently believe that the existing capacity plus additional future capacity from Grace, HHNEC and Vanguard available to us will be sufficient through 2004. However, events that we have not foreseen could arise which would limit our capacity. Similar to our aggregate $83.2 million investment in GSMC, we may determine that it is necessary to invest substantial capital in order to secure appropriate production capacity commitments. If we cannot secure additional manufacturing capacity on acceptable terms, our ability to grow will be impaired and our operating results will be harmed.

Our cost of revenues may increase if we are required to purchase manufacturing capacity in the future.

To obtain additional manufacturing capacity, we may be required to make deposits, equipment purchases, loans, joint ventures, equity investments or technology licenses in or with wafer fabrication companies. These transactions could involve a commitment of substantial amounts of our capital and technology licenses in return for production capacity. We may be required to seek additional debt or equity financing if we need substantial capital in order to secure this capacity and we cannot assure you that we will be able to obtain such financing.

If our foundries fail to achieve acceptable wafer manufacturing yields, we will experience higher costs of revenues and reduced product availability.

The fabrication of our products requires wafers to be produced in a highly controlled and ultra-clean environment. Semiconductor companies that supply our wafers have, from time to time, experienced problems achieving acceptable wafer manufacturing yields. Semiconductor manufacturing yields are a function of both our design technology and the foundry's manufacturing process technology. Low yields may result from marginal design or manufacturing process drift. Yield problems may not be identified until the wafers are well into the production process, which often makes them difficult, time consuming and costly to correct. Furthermore, we rely on independent foundries for our wafers which increases the effort and time required to identify, communicate and resolve manufacturing yield problems. If our foundries fail to achieve acceptable manufacturing yields, we will experience higher costs of revenues and reduced product availability, which could harm our operating results.

If our foundries discontinue the manufacturing processes needed to meet our demands, or fail to upgrade the technologies needed to manufacture our products, we may face production delays and lower revenues.

Our wafer and product requirements typically represent a small portion of the total production of the foundries that manufacture our products. As a result, we are subject to the risk that a foundry will cease production on an older or lower-volume manufacturing process that it uses to produce our parts. Additionally, we cannot be certain our foundries will continue to devote resources to advance the process technologies on which the manufacturing of our products is based. Either one of these events could increase our costs and harm our ability to deliver our products on time.

Our dependence on third-party subcontractors to assemble and test our products subjects us to a number of risks, including an inadequate supply of products and higher costs of materials.

We depend on independent subcontractors to assemble and test our products. Our reliance on these subcontractors involves the following significant risks:

  reduced control over delivery schedules and quality;

  the potential lack of adequate capacity during periods of strong demand;

  difficulties selecting and integrating new subcontractors;

  limited warranties on products supplied to us;

  potential increases in prices due to capacity shortages and other factors; and

  potential misappropriation of our intellectual property.

These risks may lead to increased costs, delayed product delivery or loss of competitive advantage, which would harm our profitability and customer relationships.

Because our flash memory products typically have lengthy sales cycles, we may experience substantial delays between incurring expenses related to research and development and the generation of revenues.

Due to the flash memory product cycle we usually require more than nine months to realize volume shipments after we first contact a customer. We first work with customers to achieve a design win, which may take three months or longer. Our customers then complete the design, testing and evaluation process and begin to ramp up production, a period which typically lasts an additional six months or longer. As a result, a significant period of time may elapse between our research and development efforts and our realization of revenue, if any, from volume purchasing of our products by our customers.

We face intense competition from companies with significantly greater financial, technical and marketing resources that could harm sales of our products.

We compete with major domestic and international semiconductor companies, many of which have substantially greater financial, technical, marketing, distribution, and other resources than we do. Many of our competitors have their own facilities for the production of semiconductor memory components and have recently added significant capacity for such production. Our memory products, which presently account for substantially all of our revenues, compete principally against products offered by AMD, Atmel, Intel, Macronix, Sanyo, STMicroelectronics and Winbond. If we are successful in developing our high-density products, these products will compete principally with products offered by AMD, Atmel, Fujitsu, Hitachi, Intel, Mitsubishi, Samsung, SanDisk, Sharp Electronics, STMicroelectronics and Toshiba, as well as any new entrants to the market.

In addition, we may in the future experience direct competition from our foundry partners. We have licensed to our foundry partners the right to fabricate products based on our technology and circuit design, and to sell such products worldwide, subject to our receipt of royalty payments.

Competition may also come from alternative technologies such as ferroelectric random access memory devices, or FRAM, or other developing technologies.

Our markets are subject to rapid technological change and, therefore, our success depends on our ability to develop and introduce new products.

The markets for our products are characterized by:

  rapidly changing technologies;

  evolving and competing industry standards;

  changing customer needs;

  frequent new product introductions and enhancements;

  increased integration with other functions; and

  rapid product obsolescence.

To develop new products for our target markets, we must develop, gain access to and use leading technologies in a cost-effective and timely manner and continue to expand our technical and design expertise. In addition, we must have our products designed into our customers' future products and maintain close working relationships with key customers in order to develop new products that meet their changing needs.

In addition, products for communications applications are based on continually evolving industry standards. Our ability to compete will depend on our ability to identify and ensure compliance with these industry standards. As a result, we could be required to invest significant time and effort and incur significant expense to redesign our products and ensure compliance with relevant standards. We believe that products for these applications will encounter intense competition and be highly price sensitive. While we are currently developing and introducing new products for these applications, we cannot assure you that these products will reach the market on time, will satisfactorily address customer needs, will be sold in high volume, or will be sold at profitable margins.

We cannot assure you that we will be able to identify new product opportunities successfully, develop and bring to market new products, achieve design wins or respond effectively to new technological changes or product announcements by our competitors. In addition, we may not be successful in developing or using new technologies or in developing new products or product enhancements that achieve market acceptance. Our pursuit of necessary technological advances may require substantial time and expense. Failure in any of these areas could harm our operating results.

Our future success depends in part on the continued service of our key design engineering, sales, marketing and executive personnel and our ability to identify, recruit and retain additional personnel.

We are highly dependent on Bing Yeh, our President, Chief Executive Officer and Chairman of the Board of Directors, as well as the other principal members of our management team and engineering staff. There is intense competition for qualified personnel in the semiconductor industry, in particular the highly skilled design, applications and test engineers involved in the development of flash memory technology. Competition is especially intense in Silicon Valley, where our corporate headquarters is located. We may not be able to continue to attract and retain engineers or other qualified personnel necessary for the development of our business or to replace engineers or other qualified personnel who may leave our employ in the future. Our anticipated growth is expected to place increased demands on our resources and will likely require the addition of new management and engineering personnel and the development of additional expertise by existing management personnel. The failure to recruit and retain key design engineers or other technical and management personnel could harm our business.

Our ability to compete successfully depends, in part, on our ability to protect our intellectual property rights.

We rely on a combination of patent, trade secrets, copyrights, mask work rights, nondisclosure agreements and other contractual provisions and technical measures to protect our intellectual property rights. Policing unauthorized use of our products, however, is difficult, especially in foreign countries. Litigation may continue to be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Litigation could result in substantial costs and diversion of resources and could harm our business, operating results and financial condition regardless of the outcome of the litigation. We own 108 patents in the United States relating to our products and processes, with expiration dates ranging from 2010 to 2023, and have filed for several more. In addition, we hold several patents in Europe and Canada, and have filed several foreign patent applications in Europe, Japan, Korea, Taiwan and Canada. We cannot assure you that any pending patent application will be granted. Our operating results could be harmed by the failure to protect our intellectual property.

If we are accused of infringing the intellectual property rights of other parties we may become subject to time-consuming and costly litigation. If we lose, we could suffer a significant impact on our business and be forced to pay damages.

Third parties may assert that our products infringe their proprietary rights, or may assert claims for indemnification resulting from infringement claims against us. Any such claims may cause us to delay or cancel shipment of our products or pay damages that could harm our business, financial condition and results of operations. In addition, irrespective of the validity or the successful assertion of such claims, we could incur significant costs in defending against such claims.

In the past we were sued both by Atmel Corporation and Intel Corporation regarding patent infringement issues and sued Winbond Electronics Corporation regarding our contractual relationship with them. Significant management time and financial resources have been devoted to defending these lawsuits. We settled with Intel in May 1999, with Winbond in October 2000, and the Atmel litigation is ongoing.

In addition to the Atmel, Intel and Winbond actions, we receive from time to time, letters or communications from other companies stating that such companies have patent rights that involve our products. Since the design of all of our products is based on SuperFlash technology, any legal finding that the use of our SuperFlash technology infringes the patent of another company would have a significantly negative effect on our entire product line and operating results. Furthermore, if such a finding were made, there can be no assurance that we could license the other company's technology on commercially reasonable terms or that we could successfully operate without such technology. Moreover, if we are found to infringe, we could be required to pay damages to the owner of the protected technology and could be prohibited from making, using, selling, or importing into the United States any products that infringe the protected technology. In addition, the management attention consumed by and legal cost associated with any litigation could harm our operating results.

Public announcements may hurt our stock price. During the course of lawsuits there may be public announcements of the results of hearings, motions, and other interim proceedings or developments in the litigation. If securities analysts or investors perceive these results to be negative, it could harm the market price of our stock.

Our litigation may be expensive, may be protracted and confidential information may be compromised. On April 8, 2002, a jury found that we willfully infringed Atmel's '811 and '829 patents, and awarded Atmel $20.0 million in actual damages. On May 7, 2002, the court entered judgment in the total amount of $36.5 million, which includes the original $20.0 million. The '811 and '829 patents expired in February 2002. Therefore, we are not precluded from selling any of our products. On December 12, 2003, we paid Atmel $37.8 million to satisfy the judgement plus statutory interest accrued during the appeal. In addition, on June 28, 2004 we paid $247,000 of legal related expenses incurred by Atmel pursuant to the court order. The `903 patent case still remains open. The court found that we infringed the `903 patent but the jury was unable to unanimously decide whether the `903 is valid and a mistrial was declared. A settlement conference was originally scheduled for April 14, 2004 and subsequently rescheduled for September 7, 2004. No conclusion was reached during the settlement conference on September 7, 2004. If we are not able to reach a settlement agreement, the court may set a date for a new trial. If we are not successful in reaching a settlement, litigation may continue to consume substantial amounts of our financial and managerial resources. We have incurred certain costs associated with defending this matter, and at any time Atmel may file additional claims against us, which could increase the risk, expense and duration of the litigation. Further, because of the substantial amount of discovery required in connection with this type of litigation, there is a risk that some of our confidential information could be compromised by disclosure.

If an earthquake or other natural disaster strikes our manufacturing facility or those of our suppliers, we would be unable to manufacture our products for a substantial amount of time and we would experience lost revenues.

Our corporate headquarters are located in California near major earthquake faults. In addition, some of our suppliers are located near fault lines. In the event of a major earthquake or other natural disaster near our headquarters, our operations could be harmed. Similarly, a major earthquake or other natural disaster such as typhoon near one or more of our major suppliers, like the earthquakes in September 1999 and March 2002 or the typhoon in September 2001 that occurred in Taiwan, could potentially disrupt the operations of those suppliers, which could then limit the supply of our products and harm our business.

A virus or viral outbreak in Asia could harm our business.

We derive substantially all of our revenues from Asia and our logistics center is located in Taiwan. A virus or viral outbreak in Asia, such as the SARS outbreak in early 2003, could harm the operations of our suppliers, distributors, logistics center and those of our end customer, which could harm our business.

Prolonged electrical power outages, energy shortages, or increased costs of energy could harm our business.

Our design and process research and development facilities and our corporate offices are located in California, which is susceptible to power outages and shortages as well as increased energy costs. To limit this exposure, all corporate computer systems at our main California facilities are on battery back-up. In addition, all of our engineering and back-up servers and selected corporate servers are on generator back-up. While the majority of our production facilities are not located in California, more extensive power shortages in the state could delay our design and process research and development as well as increase our operating costs.

Our growth has in the past placed a significant strain on our management systems and resources and if we fail to manage our growth, our ability to market or sell our products or develop new products may be harmed.

Our business has in the past experienced rapid growth which strained our internal systems and future growth will require us to continuously develop sophisticated information management systems in order to manage our business effectively. We recently implemented a supply-chain management system and a vendor electronic data interface system. There is no guarantee that these measures, in themselves, will be adequate to address any growth, or that we will be able to foresee in a timely manner other infrastructure needs before they arise. Our success depends on the ability of our executive officers to effectively manage our growth. If we are unable to manage our growth effectively, our results of operations will be harmed. If we fail to successfully implement new management information systems, our business may suffer severe inefficiencies that may harm the results of our operations.

Future changes in financial accounting standards or practices or existing taxation rules or practices may cause adverse unexpected revenue fluctuations and affect our reported results of operations.

A change in accounting standards or practices or a change in existing taxation rules or practices can have a significant effect on our reported results and may even affect reporting of transactions completed before the change is effective. New accounting pronouncements and taxation rules and varying interpretations of accounting pronouncements and taxation practice have occurred and may occur in the future. Changes to existing rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business.

For example, any changes requiring that we record compensation expense in the statement of operations for stock options using the fair value method or changes in existing taxation rules related to stock options could have a significant negative effect on our reported results. Several agencies and entities are considering, and the FASB has announced, proposals to change generally accepted accounting principles in the United States that, if implemented, would require us to record charges to earnings for the stock options we grant.

Evolving regulation of corporate governance and public disclosure may result in additional expenses and continuing uncertainty

Changing laws, regulations and standard relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and Nasdaq National Market rules are creating uncertainty for public companies. We continually evaluate and monitor developments with respect to new and proposed rules and cannot predict or estimate the amount of the additional costs we may incur or the timing of such costs. These new or changed laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We are committed to maintaining high standards of corporate governance and public disclosure. As a result, we have invested resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and we may be harmed.

Failure to achieve and maintain effective internal controls could have a material adverse effect on our business, operating results and stock price.

Section 404 of the Sarbanes-Oxley Act of 2002 will require us to include an internal control report from management in its Annual Report on Form 10-K for the year ended December 31, 2004 and in subsequent Annual Reports thereafter. The internal control report must include the following: (1) a statement of management's responsibility for establishing and maintaining adequate internal controls over financial reporting, (2) a statement identifying the framework used by management to conduct the required evaluation of the effectiveness of our internal controls over financial reporting, (3) management's assessment of the effectiveness of our internal controls over financial reporting as of December 31, 2004, including a statement as to whether or not internal controls over financial reporting is effective, and (4) a statement that our independent auditors have issued an attestation report on management's assessment of internal controls over financial reporting.

We are in the process of documenting and testing our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent auditors addressing these asessments. During the course of our testing we may identify deficiencies which we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. In addition, if we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. If we are unable to assert that our internal control over financial reporting is effective as of December 31, 2004, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of our stock could drop significantly.

Acquisitions could result in operating difficulties, dilution and other harmful consequences.

In September 2004 we acquired majority ownership in Emosyn LLC and in November 2004 we acquired G-Plus, Inc. We expect to continue to evaluate and consider a wide array of potential strategic transactions, including business combinations, acquisitions and dispositions of businesses, technologies, services, products and other assets, including interests in our existing subsidiaries and joint ventures. At any given time we may be engaged in discussions or negotiations with respect to one or more of such transactions. Any of such transactions could be material to our financial condition and results of operations. There is no assurance that any such discussions or negotiations will result in the consummation of any transaction. The process of integrating any acquired business may create unforeseen operating difficulties and expenditures and is itself risky. The areas where we may face difficulties include:

  diversion of management time, as well as a shift of focus from operating the businesses to issues of integration and future products;

  declining employee morale and retention issues resulting from changes in compensation, reporting relationships, future prospects, or the direction of the business;

  the need to integrate each company's accounting, management information, human resource and other administrative systems to permit effective management, and the lack of control if such integration is delayed or not implemented;

  the need to implement controls, procedures and policies appropriate for a public company at companies that prior to acquisition had lacked such controls, procedures and policies; and

  in some cases, the need to transition operations onto our platforms.

International acquisitions involve additional risks, including those related to integration of operations across different cultures and languages, currency risks, and the particular economic, political, and regulatory risks associated with specific countries. Moreover, we may not realize the anticipated benefits of any or all of our acquisitions. As a result of future acquisitions or mergers, we might need to issue additional equity securities, spend our cash, or incur debt, contingent liabilities, or amortization expenses related to intangible assets, any of which could reduce our profitability and harm our business.

Risks Related to Our Industry

Our success is dependent on the growth and strength of the flash memory market.

All of our products, as well as all new products currently under design, are stand-alone flash memory devices or devices embedded with flash memory. A memory technology other than SuperFlash may be adopted as an industry standard. Our competitors are generally in a better financial and marketing position than we are from which to influence industry acceptance of a particular memory technology. In particular, a primary source of competition may come from alternative technologies such as FRAM devices if such technology is commercialized for higher density applications. To the extent our competitors are able to promote a technology other than SuperFlash as an industry standard, our business will be seriously harmed.

The selling prices for our products are extremely volatile and have historically declined during periods of over capacity or industry downturns.

The semiconductor industry has historically been cyclical, characterized by periodic changes in business conditions caused by product supply and demand imbalance. When the industry experiences downturns, they often occur in connection with, or in anticipation of, maturing product cycles and declines in general economic conditions. These downturns are characterized by weak product demand, excessive inventory and accelerated decline of average selling prices. In some cases, downturns, such as the one we experienced from late 2000 through 2002, have lasted for more than a year. We began to experience a slow recovery during 2002 through the first half of 2003. During the second half of 2003 and the first half of 2004, demand for our products increased sharply and we began to see improvements in the average selling prices of our products. However, we experienced the decrease of the average selling price of our products as a result of slow-down in the demand for some of our products in the third quarter of 2004 and our business could be harmed again by industry-wide prolonged downturns in the future.

There is seasonality in our business and if we fail to continue to introduce new products this seasonality may become more pronounced.

Sales of our products in the consumer electronics applications market are subject to seasonality. As a result, sales of these products are impacted by seasonal purchasing patterns with higher sales generally occurring in the second half of each year. In the past we have been able to mitigate such seasonality with the introduction of new products throughout the year. If we fail to continue to introduce new products, our business may suffer and the seasonality of a portion of our sales may become more pronounced.

Risks Related to this Offering

We expect the price of our common stock to be highly volatile and you may lose all or part of your investment.

We cannot assure you that an active trading market for our common stock will exist at any time. Holders of our common stock may not be able to sell shares quickly or at the market price if trading in our common stock is not active. The trading price of our common stock is likely to be highly volatile and could be subject to wide fluctuations in price in response to various factors, many of which are beyond our control, including:

  fluctuations in our quarterly or yearly operating results;

  our status as a technology company;

  the rapid pace of technological change;

  the uncertainty of our business transactions;

  the contents of news, security analyst reports or other information forums;

  changes in earnings estimates by analysts;

  market conditions in the industry;

  changes in the market valuations of similar companies;

  announcements by competitors;

  the status of our litigation;

  additions or departures of key personnel;

  regulatory actions;

  general economic conditions;

  broad market trends unrelated to our performance;

  trading volume of our common stock; and

  sales of our common stock by us or our shareholders.

In addition, the stock market in general, the Nasdaq National Market and the market for technology companies in particular have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market, securities class-action litigation has often been instituted against companies. Such litigation, if instituted against us, could result in substantial costs and diversion of management's attention and resources.

We have implemented some anti-takeover provisions, including a shareholder rights plan, that may prevent or delay an acquisition of us that might be beneficial to our shareholders.

Provisions of our amended and restated articles of incorporation and bylaws, as well as provisions of California law, could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders. These provisions include:

  the ability of our board of directors to issue without shareholder approval "blank check" preferred stock to increase the number of outstanding shares and thwart a takeover attempt;

  limitations on who may call special meetings of shareholders;

  prohibitions of shareholder action by written consent, thereby requiring all shareholder actions to be taken at a meeting of our shareholders; and

  advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon by shareholders at shareholder meetings.

In May 1999, our board of directors adopted a share purchase rights plan, commonly referred to as a "poison pill." In addition, the terms of our stock option plans may discourage, delay or prevent a change in our control.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus and the documents incorporated by reference are forward-looking statements based on our current expectations, assumptions, estimates and projections about our business and our industry that involve risks and uncertainties. These forward-looking statements are usually accompanied by words like "will," "should," "plan," "expect," "believe," "anticipate," "seek," "intend" and similar expressions. Our actual results may differ materially from the results expressed or implied by these forward-looking statements because of the risk factors and other factors disclosed in this prospectus. The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

USE OF PROCEEDS

The proceeds from the sale of the common stock offered pursuant to this prospectus are solely for the accounts of the selling shareholders. We will not receive any proceeds from the sale of these shares of common stock.

SELLING SHAREHOLDERS

On October 18, 2004, we entered into an Asset Purchase Agreement with G-Plus, Inc., pursuant to which we acquired substantially all of the assets of G-Plus through our wholly-owned subsidiary, SST Communications Corporation, a Delaware corporation. This prospectus covers the offer and sale by the selling shareholders of up to 3,030,082 shares of our common stock, the total number of shares of common stock issued to G-Plus and to be distributed by G-Plus to certain of its shareholders, the selling shareholders, pursuant to the terms of the Asset Purchase Agreement.

We are registering the above-referenced shares to permit each of the selling shareholders, and their pledgees, donees, transferees or other successors-in-interest that receive their shares after the date of this prospectus, to resell the shares in the manner contemplated under the "Plan of Distribution."

The following table sets forth the name of each selling shareholder, the number of shares owned by each of the respective selling shareholders, the number of shares that may be offered under this prospectus and the number of shares of our common stock owned by the selling shareholders after this offering is completed. None of the selling shareholders has, or within the past three years has had, any position, office or other material relationship with us. The number of shares in the column "Number of Shares Being Offered" represents all of the shares that a selling shareholder may offer under this prospectus. The selling shareholders may sell some, all or none of their shares. We do not know how long the selling shareholders will hold the shares before selling them. The shares offered by this prospectus may be offered from time to time by the selling shareholders. Except with respect to approximately 303,008 of the shares held by the selling shareholders that will become eligible for sale in November 2005 upon their release from escrow pursuant to the Asset Purchase Agreement, we currently have no agreements, arrangements or understandings with the selling shareholders regarding the sale of any of the shares.

Ownership is based upon information provided by each respective selling shareholders, schedules 13G and other public documents filed with the SEC. Unless otherwise noted, none of the share amounts set forth below represents more than 1% of our outstanding stock as of November 30, 2004. The percentages of shares owned after the offering are based on 97,222,023 shares of our common stock, which includes the shares outstanding as of November 30, 2004 plus the shares of common stock offered in this prospectus.

Name	Shares of Common Stock Owned Prior to Offering (1)	Number of Shares Being Offered	Shares Owned After Offering (2)
			Number	Percent
Bluebell Overseas Ltd	185,886	185,886	0	*
Bullwill Co., Ltd.	92,943	92,943	0	*
Champion Investment Corp.	94,050	94,050	0	*
Cheng-Tao Chen	56,155	56,155	0	*
Chien Cheng Venture Capital Corp.	46,472	46,472	0	*
Chien Pang Venture Capital Corp.	156,750	156,750	0	*
Hui-Lin Ching	18,654	18,654	0	*
Pei-Hua Chow	46,509	46,509	0	*
Kuang-Hui Chu	5,577	5,577	0	*
Paul A. Cocotis	1,673	1,673	0	*
Eastwin Technology, Inc.	37,177	37,177	0	*
Enrichment I Venture Capital Corp.	6,618	6,618	0	*
Hanover Technology Limited	313,500	313,500	0	*
Hon Pang Venture Capital Corp.	139,415	139,415	0	*
Douglass L. Horton, Jr.	1,115	1,115	0	*
Hui-Wen Hsu	2,788	2,788	0	*
Tieh-Keng Kao	278,830	278,830	0	*
Hsien-Chen Lin	37,323	37,323	0	*
Chain-Yang Liu	3,718	3,718	0	*
Christopher H. Pennell	6,506	6,506	0	*
Prime Technology Holding Co., Ltd	37,177	37,177	0	*
Prosperity Capital Holdings Corp.	130,120	130,120	0	*
Staragate Co., Ltd.	18,589	18,589	0	*
Supreme Image Limited	764,169	764,169	0	*
Taiwan Special Opportunities Fund III	185,886	185,886	0	*
Wazzan & Co., Investment, LLC	353,188	353,188	0	*
WIT Investment Partners, Ltd.	9,294	9,294	0	*

______

* Percentages are not shown if holdings total less than 1% of total outstanding shares.

  Assumes the distribution of the shares of our common stock issued to G-Plus to the selling shareholders.

  Assumes the sale of all shares offered in this prospectus.

PLAN OF DISTRIBUTION

The selling shareholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling shareholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling shareholders may use any one or more of the following methods when disposing of shares or interests therein:

  on The Nasdaq National Market (or any other exchange on which the shares may be listed);

  on the over-the-counter market;

  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

  block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

  an exchange distribution in accordance with the rules of the applicable exchange;

  privately negotiated transactions;

  short sales;

  through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

  broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

  a combination of any such methods of sale; and

  any other method permitted pursuant to applicable law.

The selling shareholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, under an amendment to this prospectus or under any applicable provision of the Securities Act amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling shareholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker- dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling shareholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling shareholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

The selling shareholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

The selling shareholders and any underwriters, broker- dealers or agents that participate in the sale of the common stock or interests therein may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling shareholders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling shareholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post- effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling shareholders that the anti- manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling shareholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling shareholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling shareholders against certain liabilities, including liabilities under the Securities Act, the Exchange Act and state securities laws, relating to the registration of the shares offered by this prospectus. We will bear all costs, expenses and fees incurred in connection with the registration of the shares offered in this prospectus. The selling shareholders will bear all commission and discounts, if any, attributable to the sale of the shares.

We have agreed with the selling shareholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) November 5, 2005 or (2) such time as all of the shares covered by this prospectus have been sold.

With respect to 303,008 of the shares held by the selling shareholders, the proposed methods of transfer described in this plan of distribution are subject to lockup restrictions under the Asset Purchase Agreement, pursuant to which the shares will be held in escrow until November 2005.

LEGAL MATTERS

For the purpose of this offering, Cooley Godward LLP, Palo Alto, California is giving an opinion of the validity of the common stock offered by this prospectus.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION ABOUT THE COMPANY AND THIS OFFERING

You should rely only on the information provided or incorporated by reference in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the document.

We are a reporting company and we file annual, quarterly and current reports, proxy statements and other information with the SEC. We have filed with the SEC a resale registration statement on Form S-3 under the Securities Act to register the shares of common stock offered by this prospectus. However, this prospectus does not contain all of the information contained in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to us and the securities offered under this prospectus, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. You may read and copy the registration statement, as well as our reports, proxy statements and other information, at the SEC's public reference rooms at 450 Fifth Street, N.W., in Washington, DC. You can request copies of these documents by contacting the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for further information about the operation of the public reference rooms. Our SEC filings are also available at the SEC's website at www.sec.gov. In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

The SEC allows us to "incorporate by reference" the information contained in documents that we file with them, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus, while information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, any filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date we filed the registration statement of which this prospectus is a part and before the effective date of the registration statement and any future filings we will make with the SEC under those sections.

The following documents filed with the SEC are incorporated by reference in this prospectus:

  Our Annual Report on Form 10-K for the year ended December 31, 2003, as amended;
  Our Form 10-Q for the three months ended March 31, 2004;
  Our Form 10-Q for the three months ended June 30, 2004;
  Our Form 10-Q for the three months ended September 30, 2004;
  Our Form 8-K filed on October 21, 2004 (regarding our acquisition of G-Plus, Inc.); and
  The description of our common stock set forth in our Registration Statement on Form 8-A, filed with the SEC on October 5, 1995.

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to Silicon Storage Technology, Inc., Attention: Secretary, at 1171 Sonora Court, Sunnyvale, CA 94086, telephone: (408) 735-9110.

WE HAVE NOT AUTHORIZED ANY DEALER, SALESPERSON OR OTHER PERSON TO GIVE ANY INFORMATION OR REPRESENT ANYTHING NOT CONTAINED IN THIS PROSPECTUS. YOU SHOULD RELY ONLY ON THE INFORMATION PROVIDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. YOU SHOULD NOT RELY ON ANY UNAUTHORIZED INFORMATION. THIS PROSPECTUS DOES NOT OFFER TO SELL OR BUY ANY SHARES IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL. THE INFORMATION IN THIS PROSPECTUS IS CURRENT AS OF THE DATE ON THE COVER.

3,030,082 Shares

SILICON STORAGE TECHNOLOGY, INC.

Common Stock

Prospectus

___________, 2005

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

We will bear no expenses in connection with any sale or other distribution by the selling shareholders of the shares being registered hereunder other than the expenses of preparation and distribution of this registration statement and the prospectus included in this registration statement. The extent of these expenses is set forth in the following table. All of the amounts shown are estimates, except the SEC registration fee.

SEC registration fee	$2,048
Legal fees and expenses	$25,000
Accounting fees and expenses	$15,000
Miscellaneous expenses	$2,952
Total	$45,000

Item 15. Indemnification of Directors and Officers

Our Restated Articles of Incorporation limit the personal liability of its directors for monetary damages to the fullest extent permitted by the California General Corporation Law (the "California Law"). Under the California Law, a director's liability to a company or its shareholders may not be limited with respect to the following items: (i) acts or omissions that involve intentional misconduct or a knowing and culpable violation of law, (ii) acts or omissions that a director believes to be contrary to the best interests of the company or its shareholders or that involve the absence of good faith on the part of the director, (iii) any transaction from which a director derived an improper personal benefit, (iv) acts or omissions that show a reckless disregard for the director's duty to the company or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of a serious injury to the company or its shareholders, (v) acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the company or its shareholders, (vi) contracts or transactions between the company and a director within the scope of Section 310 of the California Law, (vii) improper distributions, loans and guarantees under Section 316 of the California Law, (viii) acts or omissions occurring prior to the date such provision eliminating or limiting the personal liability of a director became effective or (ix) acts or omissions as an officer, notwithstanding that the officer is also a director or that his or her actions, if negligent or improper, have been ratified by the directors. The limitation of liability does not affect the availability of injunctions and other equitable remedies available to our shareholders for any violation by a director of the director's fiduciary duty to Silicon Storage Technology or its shareholders. Our Restated Articles of Incorporation further provide that we may indemnify our directors, officers, employees and agents to the fullest extent permitted by California law. We believe that allowable indemnification under our Restated Articles of Incorporation would cover negligence and gross negligence on the part of indemnified parties.

Our Bylaws require us to indemnify our directors. In addition, we may, at our discretion, provide indemnification to persons whom we are not obligated to indemnify, including its officers, employees and other agents. Our Bylaws and Restated Articles of Incorporation allow us to, among other things, indemnify these directors, executive officers (other than for liability resulting from willful misconduct of a culpable nature), to advance expenses to them as they are incurred and to obtain directors' and officers' insurance if available on reasonable terms. Section 317 of the California Law and our Bylaws make provision for the indemnification of officers, directors and other corporate agents in terms sufficiently broad to indemnify such persons, under certain circumstances, for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

We have entered into indemnity agreements with each of our executive officers and directors which provide, among other things, that we will indemnify these persons, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings which he or she is or may be made a party by reason of his or her position as our director, officer or agent, and otherwise to the full extent permitted under California law and our bylaws.

At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is being sought nor are we aware of any threatened litigation that may result in claims for indemnification by any executive officer or director. We maintain an insurance policy covering our officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

Item 16. Exhibits

Exhibit Number	Description
4.1 (1)	Restated Articles of Incorporation.
4.2 (2)	Bylaws, as amended.
4.3 (3)	Certificate of Amendment of the Restated Articles of Incorporation of SST, dated June 30, 2000.
4.4 (4)	Certificate of Designation of Series A Junior Participating Preferred Stock.
4.5 (5)	Specimen Stock Certificate.
4.6 (6)	Rights Agreement between SST and American Stock Transfer and Trust Co., dated May 4, 1999.
4.7 (7)	Amendment No. 1 to Rights Agreement between SST and American Stock Transfer and Trust Co., dated October 28, 2000.
4.8	Asset Purchase Agreement, dated October 18, 2004, by and among the Registrant, SST Communications Corporation, a Delaware corporation, and G- Plus, Inc., a California corporation.
5.1 *	Opinion of Cooley Godward LLP.
23.1	Consent of PricewaterhouseCoopers LLP.
23.2 *	Consent of Cooley Godward LLP.
24.1	Power of Attorney (included on signature page).

  Filed as Exhibit 3.4 to our Registration Statement on Form S-1, as amended, File No. 33-97802, filed on October 5, 1995, and incorporated by reference herein.

  Filed as Exhibit 3.1 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, filed on August 5, 2004, and incorporated by reference herein.

  Filed as Exhibit 3.5 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, filed on August 7, 2000, and incorporated by reference herein.

  Filed as Exhibit 99.3 to our Current Report on Form 8-K filed on May 18, 1999, and incorporated by reference herein.

  Filed as Exhibit 4.2 to our Registration Statement on Form S-1, as amended, File No. 33-97802, filed on November 3, 1995, and incorporated by reference herein.

  Filed as Exhibit 99.2 to our Current Report on Form 8-K filed on May 18, 1999, and incorporated by reference herein.

  Filed as Exhibit 3.6 to our Annual Report on Form 10-K for the year ended December 31, 2000, as amended, filed on March 30, 2001, and incorporated by reference herein.

* To be filed by amendment.

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period during which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or any decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low end or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(2) That, for purposes of determining liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities to be offered therein, and the offering of such securities at that time shall be deemed to be an initial bona fide offering thereof.

(3) To remove from registration by means of a post- effective amendment any of the securities being registered which shall remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to provisions described in Item 15, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, State of California, on January 3, 2005.

SILICON STORAGE TECHNOLOGY, INC.
By: /s/ BING YEH
Bing Yeh
President, Chief Executive Officer and Chairman

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Bing Yeh and Jack K. Lai and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments, exhibits thereto and other documents in connection therewith) to this Registration Statement and any subsequent registration statement filed by the registrant pursuant to Rule 462(b) of the Securities Act of 1933, as amended, which relates to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ BING YEH Bing Yeh	President, Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	January 3, 2005
/s/ JACK K. LAI Jack K. Lai	Vice President Finance & Administration, Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)	January 3, 2005
/s/ YAW WEN HU Yaw Wen Hu	Director	January 3, 2005
/s/ TSUYOSHI TAIRA Tsuyoshi Taira	Director	January 3, 2005
/s/ RONALD CHWANG Ronald Chwang	Director	January 3, 2005
/s/ YASUSHI CHIKAGAMI Yasushi Chikagami	Director	January 3, 2005

INDEX TO EXHIBITS
Exhibit Number	Description
4.1 (1)	Restated Articles of Incorporation.
4.2 (2)	Bylaws, as amended.
4.3 (3)	Certificate of Amendment of the Restated Articles of Incorporation of SST, dated June 30, 2000.
4.4 (4)	Certificate of Designation of Series A Junior Participating Preferred Stock.
4.5 (5)	Specimen Stock Certificate.
4.6 (6)	Rights Agreement between SST and American Stock Transfer and Trust Co., dated May 4, 1999.
4.7 (7)	Amendment No. 1 to Rights Agreement between SST and American Stock Transfer and Trust Co., dated October 28, 2000.
4.8	Asset Purchase Agreement, dated October 18, 2004, by and among the Registrant, SST Communications Corporation, a Delaware corporation, and G- Plus, Inc., a California corporation.
5.1 *	Opinion of Cooley Godward LLP.
23.1	Consent of PricewaterhouseCoopers LLP.
23.2 *	Consent of Cooley Godward LLP.
24.1	Power of Attorney (included on signature page).

(1) Filed as Exhibit 3.4 to our Registration Statement on Form S-1, as amended, File No. 33-97802, filed on October 5, 1995, and incorporated by reference herein.

(2) Filed as Exhibit 3.1 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, filed on August 5, 2004, and incorporated by reference herein.

(3) Filed as Exhibit 3.5 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, filed on August 7, 2000, and incorporated by reference herein.

(4) Filed as Exhibit 99.3 to our Current Report on Form 8-K filed on May 18, 1999, and incorporated by reference herein.

(5) Filed as Exhibit 4.2 to our Registration Statement on Form S-1, as amended, File No. 33-97802, filed on November 3, 1995, and incorporated by reference herein.

(6) Filed as Exhibit 99.2 to our Current Report on Form 8-K filed on May 18, 1999, and incorporated by reference herein.

(7) Filed as Exhibit 3.6 to our Annual Report on Form 10-K for the year ended December 31, 2000, as amended, filed on March 30, 2001, and incorporated by reference herein.

* To be filed by amendment.